The transformation to a holding company structure described in this press release involves securities of a Japanese company. The offer is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than in connection with the transformation to a holding company structure, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

April 28, 2021

To whom it may concern:

Company:	The Hokkoku Bank, Ltd.
Representative:	Shuji Tsuemura
President & Chief Executive Officer
(Code number 8363, First Section, Tokyo Stock Exchange)
Contact:	Tomohiko Kikuzawa
Executive Officer and General Manager, General Planning Department
(TEL: +81-76-263-1111)

Announcement Regarding Transformation to a Holding Company Structure through Sole
Share Transfer

The Hokkoku Bank, Ltd. (President & CEO: Shuji Tsuemura; the “Bank”) hereby announces that it resolved at its board of directors meeting held today to establish a holding company (sole parent company) called The Hokkoku Financial Holdings Co. Ltd. (the “Holding Company”) through a sole share transfer (the “Share Transfer”) and move to a holding company structure effective October 1, 2021 (date subject to change), subject to approval at the general meeting of shareholders to be held on June 18, 2021 and the necessary approvals by the relevant authorities.

As the Share Transfer will be conducted solely by the Bank, some of the items for disclosure have been omitted.

1.	Background and Objectives of Establishing a Holding Company Structure through a Sole Share Transfer

Faced with a disordered financial environment surrounding regional economies, an uncertain future, and structural changes in society due to factors such as declining populations and the Covid-19 pandemic, we expect our customers’ values and needs to continue to diversify going forward.

In this context, we consider it necessary to shift to a holding company system in order to respond to changes in the business environment, including deregulation, and to make the contributions expected of us by regional stakeholders, without being bound by the conventional framework of the banking business.

By shifting to a holding company system, we aim to allow our operating companies to develop their business over a broader area, based on customer-centric corporate and brand philosophies, and resolve a variety of problems while enhancing cooperation and collaboration with regional partners; in other words, our aim is to create a deeper next-generation integrated regional company.

The value of the Bank’s existence is in supporting the realization of fruitful lifestyles for our customers and other regional stakeholders, and we believe that these activities will improve the quality of the region overall and enhance our corporate value. We will continue aiming to maximize our profit and increase shareholder value by achieving our corporate philosophy: “Trust – a bridge to a fruitful regional future. Enrich interaction and growth in the region.”

Main Objectives

(1) Maximizing group synergies

By concentrating group management functions in a holding company and promoting further sophistication of group governance, our bank and other subsidiaries will focus on their business, with the aim of improving the overall efficiency of the group.

(2) Expanding our axis of operations

We will expand the axis of our operations through the establishment of new companies to support sustainable regional development while expanding the business of our existing subsidiaries under the umbrella of the holding company, including advanced banking service companies.

2.	Procedures for Moving to a Holding Company Structure

The Bank plans to move to a holding company structure using the following process.

Step 1: Establishment of a Holding Company through Sole Share Transfer

The Holding Company will be established through the Share Transfer effective October 1, 2021, pursuant to which the Bank will become the wholly owned subsidiary company of the Holding Company.

Note: The non-consolidated subsidiary companies are Ishikawa Small Business Revitalization No. 2 Fund Investment Limited Liability Partnership and Ishikawa Small Business Revitalization No. 3 Fund Investment Limited Liability Partnership.

Step 2: Reorganization of Group Operating Companies

After the establishment of the Holding Company, all of the subsidiary companies and entities of the Bank (excluding its two non-consolidated subsidiary companies) will be reorganized with the Holding Company as the direct owner through the payment in kind to the Holding Company of all of the shares held by the Bank, and other methods. The specific details, methods, and timing of that reorganization will be announced as they are determined.

3.	Outline of the Share Transfer

(1) Schedule

Record date for ordinary general meeting of shareholders	Wednesday, March 31, 2021
Board of directors meeting to approve the share transfer plan	Wednesday, April 28, 2021
Ordinary general meeting of shareholders to approve the share transfer plan	Friday, June 18, 2021 (date subject to change)
Delisting of the shares of the Bank	Wednesday, September 29, 2021 (date subject to change)
Registration of establishment of the Holding Company (effective date)	Friday, October 1, 2021 (date subject to change)
Listing of the shares of the Holding Company	Friday, October 1, 2021 (date subject to change)

This schedule is subject to change as necessary due to the progress of the Share Transfer or for any other reasons.

(2) Format

Sole share transfer with the Holding Company as the sole parent company incorporated in the share transfer and the Bank as the wholly owned subsidiary company resulting from the share transfer.

(3) Details of allotment

　　(i) Ratio

　　All shareholders of the common stock of the Bank recorded in the latest shareholder register as of the day before the effective date of the Share Transfer will receive an allotment of one share of the common stock of the Holding Company per share of the Bank that they hold.

Company	The Hokkoku Financial Holdings Co. Ltd. (Sole parent company incorporated in the share transfer)	The Hokkoku Bank, Ltd. (wholly owned subsidiary company resulting from the share transfer)
Share transfer ratio	1	1

　　(ii) Number of shares per unit

The Holding Company will adopt a share unit system, with one unit equaling 100 shares.

　　(iii) Basis for calculation of the share transfer ratio

　　　　The Share Transfer is a sole share transfer to establish the Holding Company as the sole parent company of the Bank, and there is no change in the shareholding structure of the Bank at the time of the Share Transfer and the Holding Company; therefore, and with the principal concern that no disadvantage be incurred by the shareholders of the Bank, each shareholder will receive an allotment of one share of the common stock of the Holding Company per share of the common stock of the Bank that it holds.

　　　Therefore, no third-party calculation of the share transfer ratio has been conducted.

　　(iv) Number of new shares to be delivered

　　　28,108,958 shares of common stock (subject to change)

However, if there is a change in the total number of issued shares of the Bank prior to the Share Transfer taking effect, there will also be a change in the above number of new shares to be delivered by the Holding Company. Because all of the treasury shares held by the Bank that can practically be retired will be retired as of immediately prior to the Holding Company’s acquisition of all of the issued shares of the Bank (the “Record Time”), the 6,239 treasury shares held by the Bank as of March 31, 2021 are excluded from the above calculation of new shares to be delivered. If the number of treasury shares held by the Bank changes between March 31, 2021 and the Record Time due to the exercise of appraisal rights by the shareholders of the Bank, the number of new shares to be delivered by the Holding Company will change accordingly.

(4) Treatment of share options and bonds with share options in relation to the Share Transfer

The Bank has not issued any share options or bonds with share options.

(5) Handling of new listing of the Holding Company

The Bank intends to apply to list the shares of the newly established Holding Company on the First Section of the Tokyo Stock Exchange (Technical Listing) as of October 1, 2021. Because the Bank will become the wholly owned subsidiary company of the Holding Company through the Share Transfer, the shares of the Bank will be delisted from the First Section of the Tokyo Stock Exchange as of September 29, 2021 in anticipation of the Share Transfer.

4.	Outline of the Parties to the Share Transfer

(as of March 31, 2021)

(1)	Name	The Hokkoku Bank, Ltd.
(2)	Address	2-12-6 Hirooka, Kanazawa-shi
(3)	Name and position of representative	Shuji Tsuemura, Representative Director
(4)	Description of business	Banking
(5)	Stated capital	JPY 26,673 million
(6)	Date of establishment	December 18, 1943
(7)	Number of shares issued	28,115,197
(8)	Fiscal year-end	March 31
(9)	Major shareholders and shareholding ratios

Custody Bank of Japan, Ltd. (trust account)

Meiji Yasuda Life Insurance Company

Nippon Life Insurance Company

The Master Trust Bank of Japan, Ltd. (trust account)

Sumitomo Life Insurance Company

Hokuriku Electric Power Company

DFA INTL SMALL CAP VALUE PORTFOLIO

The Hokkoku Bank Employee Shareholding Association

Daido Kogyo Co., Ltd.

Sawaide Shoji Co., Ltd.

				5.76% 5.56% 4.66% 4.52% 2.74% 2.38% 2.05% 1.96% 1.31% 1.15%
(10)	Operational results and financial conditions for the most recent three years			(units: million JPY)
	Fiscal year-end	YE March 2019	YE March 2020	YE March 2021
	Consolidated net assets	271,215	240,765	286,269
	Consolidated total assets	5,029,226	5,097,268	5,524,513
	Consolidated net assets per share (JPY)	9,106.33	8,361.39	9,954.40
	Consolidated ordinary revenue	67,114	74,740	79,098
	Consolidated ordinary profit	14,165	13,181	12,890
	Profit attributable to shareholders of the parent	8,583	7,310	6,752
	Consolidated net income per share (JPY)	296.83	255.60	241.49
	Dividend per share (JPY)	80.00	70.00	80.00

5.	Outline of the Holding Company to be Established through the Share Transfer (subject to change)

(1)	Name	The Hokkoku Financial Holdings Co. Ltd.
(2)	Address	2-12-6 Hirooka, Kanazawa-shi
(3) Representative and board members (subject to change)		Director and President (Representative Director)	Shuji Tsuemura	(Currently President & CEO of The Hokkoku Bank)
		Director (Representative Director)	Hideaki Hamasaki	(Currently Chairman of The Hokkoku Bank)
		Director (Representative Director)	Kazuya Nakamura	(Currently Managing Director of The Hokkoku Bank)
		Director	Koichi Nakada	(Currently Managing Director of The Hokkoku Bank)
		Director	Yuji Kakuchi	(Currently Managing Director of The Hokkoku Bank)
		Director (Audit and Supervisory Committee Member)	Nobuhiro Torigoe	(Currently Director of The Hokkoku Bank)
		Director (Audit and Supervisory Committee Member)	Shigeru Nishii	(Currently Director and Audit and Supervisory Committee Member of The Hokkoku Bank)
		Director (Audit and Supervisory Committee Member)	Tadashi Ohnishi	(Currently Director and Audit and Supervisory Committee Member of The Hokkoku Bank)
		Director (Audit and Supervisory Committee Member)	Shuji Yamashita	(Currently Director and Audit and Supervisory Committee Member of The Hokkoku Bank)
		Director (Audit and Supervisory Committee Member)	Taku Oizumi
		Director (Audit and Supervisory Committee Member)	Naoko Nemoto

Note: The Directors (Audit and Supervisory Committee Members) Shigeru Nishii, Tadashi Ohnishi, Shuji Yamashita, Taku Oizumi and Naoko Nemoto are outside directors defined in Article 2, item 15 of the Companies Act.

Note: The Directors (Audit and Supervisory Committee Members) Taku Oizumi and Naoko Nemoto will be appointed subject to the approval without changes of the proposal for their election as Directors (Audit and Supervisory Committee Members) at the ordinary general meeting of shareholders to be held on June 18, 2021.

(4)	Description of business

•  Banking business and other management of companies that can be held as subsidiaries pursuant to the Banking Act, and all other business incidental or related thereto; and

•  Other business that can be conducted by the holding company of a bank pursuant to the Banking Act

(5)	Stated capital	JPY 10 billion
(6)	Fiscal year-end	March 31

6.	Outline of Accounting Treatment of the Share Transfer

The Share Transfer constitutes a common control transaction for the purpose of corporate accounting, and therefore does not affect profit and loss.

7.	Future Outlook

The Bank will become a wholly owned subsidiary company of the Holding Company through the Share Transfer. As a result, the Bank’s performance will be reflected in the consolidated business results of the Holding Company, the sole parent company of the Bank. The effect of the Share Transfer on the Bank’s performance will be minimal.

End

Reference: Consolidated financial forecasts for the current fiscal year (as of April 28, 2021) and consolidated financial results for previous fiscal year

(units: million JPY)

	Ordinary profit	Profit attributable to shareholders of the parent	Profit per share (Units: yen)
Financial forecasts for current fiscal year (year ended March 2022)	12,500	5,500	196.61
Financial results for previous fiscal year (year ended March 2021)	12,890	6,752	241.49

<< Contact for this press release >> Hamano and Hori at Planning Section, General Planning Department （TEL: +81-76-223-9703）